Exhibit 15.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Given Imaging Ltd.

We consent to the incorporation by reference in the registration statements (File No. 333-111310 and 333-152335) on Form S-8 of Elron Electronic Industries Ltd. of our report dated February 27, 2014, with respect to the consolidated balance sheets of Given Imaging Ltd. (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2013, which report appears in the December 31, 2013 annual report on Form 20-F of Elron Electronic Industries Ltd.

Somekh Chaikin
Certified Public Accountants (Israel)
Member firm of KPMG International

Haifa, Israel
March 10, 2014